SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MedSource Technologies, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

58505Y103

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[☐]	Rule 13d-1(b)
[☐]	Rule 13d-1(c)
[☒]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58505Y103

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
J.H. Whitney III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503280), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company.  The members of J.H. Whitney Equity Partners III, L.L.C. are Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,811,442 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,811,442 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,811,442 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 13.80%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 58505Y103

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Whitney Strategic Partners III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503276), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company.  The members of J.H. Whitney Equity Partners III, L.L.C. are Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 91,847 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 91,847 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,847 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.33%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 58505Y103

Item 1.
	(a)	Name of Issuer: MedSource Technologies, Inc.
	(b)	Address of Issuer's Principal Executive Offices: 110 Chesire Lane, Suite 100 Minneapolis, MN 55305

Item 2.
	(a)	Name of Person Filing:

(i)            J.H. Whitney III, L.P. is a Delaware limited partnership.  The name of the general partner of J.H. Whitney III, L.P. is  J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows:  Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(ii)           Whitney Strategic Partners III, L.P. is a Delaware limited partnership.  The name of the general partner of Whitney Strategic Partners III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are  as follows:  Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

	(b)	Address of Principal Business Office or, if none, Residence:
(i) J.H. Whitney III, L.P. 177 Broad Street Stamford, CT 06901
(ii) Whitney Strategic Partners III, L.P. 177 Broad Street Stamford, CT 06901
	(c)	Citizenship:

(i)            J.H. Whitney III, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

(ii)           Whitney Strategic Partners III, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 58505Y103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP No. 58505Y103

Item 4.	Ownership.
The following information is provided as of December 31, 2002:
(a) Amount beneficially owned:
(i) J.H. Whitney III, L.P. is the beneficial owner of 3,811,442 shares.(1)
(ii) Whitney Strategic Partners III, L.P. is the beneficial owner of 91,847 shares.(1)
(b) Percent of class:
(i) 13.80% for J. H. Whitney III, L.P.; and
(ii) 0.33% for Whitney Strategic Partners III, L.P.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
3,811,442 shares for J.H. Whitney III, L.P.; and
91,847 shares for Whitney Strategic Partners III, L.P.
(ii) Shared power to vote or to direct the vote
0 shares for J. H. Whitney III, L.P.; and
0 shares for Whitney Strategic Partners III, L.P.
(iii) Sole power to dispose or to direct the disposition of
3,811,442 shares for J.H. Whitney III, L.P.; and
91,847 shares for Whitney Strategic Partners III, L.P.
(iv) Shared power to dispose or to direct the disposition of
0 shares for J. H. Whitney III, L.P.; and
0 shares for Whitney Strategic Partners III, L.P.

(1) Each of J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. disclaims the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the other.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. 58505Y103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2003

J. H. WHITNEY III, L.P

By:	J. H. Whitney Equity Partners III, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

WHITNEY STRATEGIC PARTNERS III, L.P.

By: J. H. Whitney Equity Partners III, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, no par value per share, Med Source Technologies, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of February, 2003.

J. H. WHITNEY III, L.P.

By:	J. H. Whitney Equity Partners III, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY STRATEGIC PARTNERS III, L.P.

By:	J. H. Whitney Equity Partners III, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member